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                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                           REPORT OF A FOREIGN ISSUER
                     PURSUANT TO RULE[NB]13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  Further Curagen Agreements March 30th 2001




                              GEMINI GENOMICS PLC

               (Translation of registrant's name into English)


                               162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                    ENGLAND

                   (address of principal executive offices)



  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                             FORM 20-F /X/   FORM 40-F



 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
        Commission pursuant to Rule[nb]12g3-2(b)[nb]under the Securities
                              Exchange Act of 1934.)


                                 YES     NO   /X/




   (If ""Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule[nb]12g3-2 (b): N/A)


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In accordance with Nasdaq disclosure requirements and to keep the market informed of its material business activities, Gemini Genomics plc announces that on March 29, 2001, it entered into two further non-exclusive collaborative agreements with Curagen Corporation focused on diabetes, obesity and osteoarthritis for which Gemini Genomics will receive an up-front payment of approximately $1.5 million. CuraGen will provide research funding to support genotyping and analysis in those clinical areas which may generate additional revenues for Gemini Genomics over the next three years.

Except for the historical information presented, some statements in this Form 6-K are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties that could cause Gemini Genomic's actual results to differ materially from the results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with Gemini Genomic's business or industry, including product discovery, clinical development programs, the expected timing of clinical trials and regulatory filings. Other risks and uncertainties include discovering and developing the potential application based on gene associations and developing increased understanding of complex disorders. Such statements are based on Gemini Genomic's current expectations and projections about future events, but actual results may differ materially.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             GEMINI GENOMICS plc

                                (Registrant)


Date: March 30th,2001                       By: /s/ Roger Dickinson
                                                -------------------
                                                Mr Roger Dickinson
                                                Chief Corporate Officer